Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Six Months Ended June 30, 2021

CALGARY, AB, Aug. 16, 2021 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three and six months ended June 30, 2021.

The unaudited interim financial statements and management discussion and analysis for the three and six months ended June 30, 2021 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  Fund flows from operations ("FFO")(1) was $173 million in Q2 2021, an increase of 7% from the prior quarter. The increase was primarily due to higher commodity prices.
  We generated $94 million of free cash flow ("FCF")(1) in Q2 2021 after investing $79 million in exploration and development ("E&D") capital expenditures, resulting in a payout ratio of 48% including reclamation and abandonment expenditures. During the first half of 2021, we have generated $173 million of FCF compared to negative $24 million in the first half of 2020. With the continued strength in commodity prices, as reflected under current strip pricing, we expect to generate significantly higher FFO during the second half of 2021 and now forecast annual FCF in excess of $400 million, or over $2.50 per share, for 2021.
  Net debt at the end of Q2 2021 was $2.0 billion, representing a 5% decrease compared to year-end 2020. We have reduced the amount outstanding under our revolving credit facility by over $327 million or 19% since Q2 2020. With the excess FCF we expect to generate over the balance of the year, we will continue to reduce net debt, with our ultimate goal of having leverage reduced to 1.5 times debt to cash flow or less.
  Production in Q2 2021 averaged 86,335 boe/d(2), relatively consistent with first quarter production of 86,276 boe/d as new production adds in Canada from our Q1 2021 drilling program offset declines in other operating regions.
  Production from our North American assets averaged 58,354 in Q2 2021, an increase of 3% from the prior quarter primarily as a result of new production added from our Q1 2021 Canadian drilling program.
  Production from our International assets averaged 27,981 in Q2 2021, a decrease of 5% from the prior quarter primarily due to natural declines and downtime in Australia and Ireland.
  In Canada, during the second quarter we drilled one (0.2 net) well and brought on two (1.7 net) condensate-rich Mannville natural gas wells and initiated our drilling campaign in south-east Saskatchewan, where we drilled eight (6.9 net) wells and completed six (5.4 net) wells. Five (4.4 net) of these wells were brought on production during the quarter with the remaining wells to be brought on production in Q3 2021.
  In the United States we commenced our four (4.0 net) well drilling program centered on Turner horizontal wells in the Powder River basin. Two of the wells were completed and brought on production in the quarter, and are performing as expected. The remaining two wells are expected to be completed and brought on production in Q3 2021. Drilling costs on this program were reduced by 20% compared to budget.
  In the Netherlands, we successfully drilled one (1.0 net) natural gas well which encountered a 16 meter gas column in the Rotliegend Slochteren formation and multiple thin sands with reservoir potential in the Rotliegend Ten Boer formation. The well was completed at the end of June and we expect to bring it on production in Q3 2021. Subsequent to Q2 2021, we began inline testing of the Rotliegend formation on the Blesdijke natural gas well (0.5 net) drilled in Q1 2021 and achieved initial rates up to 7.0 mmcf/d. We plan on conducting further testing in Q3 2021 and expect to bring the well onstream later in the year.
  Furthering our focus on the energy transition, we established a third geothermal application from our produced water in France. Our Vic Bilh facility will provide geothermal heat to a nearby Fleur de Vie facility that produces high quality spirulina, a microalgae with a wide variety of uses. The facility is expected to be completed in autumn 2021.
  We published our 2021 Sustainability Report, Value Matters, which includes 2020 ESG-related data updates.
(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.
(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

($M except as indicated)	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Financial
Petroleum and natural gas sales	407,179	368,137	193,013	775,316	521,327
Fund flows from operations	172,942	162,051	81,852	334,993	252,077
Fund flows from operations ($/basic share) (1)	1.07	1.02	0.52	2.09	1.60
Fund flows from operations ($/diluted share) (1)	1.05	1.00	0.52	2.06	1.60
Net earnings (loss)	451,274	499,964	(71,290)	951,238	(1,389,794)
Net (loss) earnings ($/basic share)	2.79	3.15	(0.45)	5.94	(8.83)
Capital expenditures	79,176	83,363	42,274	162,539	275,978
Acquisitions	11,859	393	2,932	12,252	14,269
Asset retirement obligations settled	3,321	7,023	970	10,344	4,702
Cash dividends ($/share)	—	—	—	—	0.575
Dividends declared	—	—	—	—	90,067
% of fund flows from operations	—%	—%	—%	—%	36%
Payout (1)	82,497	90,386	42,612	172,883	362,470
% of fund flows from operations	48%	56%	52%	52%	144%
Free Cash Flow (1)	93,766	78,688	39,578	172,454	(23,901)
Net debt	2,005,272	1,996,675	2,161,442	2,005,272	2,161,442
Net debt to four quarter trailing fund flows from operations	3.43	4.04	3.16	3.43	3.16
Operational
Production (2)
Crude oil and condensate (bbls/d)	38,354	39,204	45,041	38,777	44,961
NGLs (bbls/d)	8,695	8,074	9,588	8,386	8,805
Natural gas (mmcf/d)	235.72	233.98	274.42	234.86	269.96
Total (boe/d)	86,335	86,276	100,366	86,306	98,760
Average realized prices
Crude oil and condensate ($/bbl)	79.06	71.09	34.90	75.21	47.20
NGLs ($/bbl)	25.43	29.39	8.94	27.32	8.94
Natural gas ($/mcf)	5.24	5.51	1.85	5.37	2.39
Production mix (% of production)
% priced with reference to WTI	38%	38%	41%	38%	40%
% priced with reference to Dated Brent	17%	18%	14%	17%	16%
% priced with reference to AECO	30%	28%	29%	29%	28%
% priced with reference to TTF and NBP	15%	16%	16%	16%	16%
Netbacks ($/boe)
Operating netback (1)	25.90	25.58	12.49	25.74	17.25
Fund flows from operations netback	22.04	21.66	9.08	21.85	13.96
Operating expenses	12.72	12.86	11.00	12.79	12.21
General and administration expenses	1.46	1.57	1.88	1.51	1.67
Average reference prices and foreign exchange rates
WTI (US $/bbl)	66.07	57.84	27.85	61.96	37.01
Edmonton Sweet index (US $/bbl)	62.96	52.60	21.71	57.78	30.15
Saskatchewan LSB index (US $/bbl)	62.71	52.82	21.60	57.77	30.01
Dated Brent (US $/bbl)	68.83	60.90	29.20	64.86	39.73
AECO ($/mcf)	3.09	3.15	1.99	3.12	2.01
NBP ($/mcf)	10.92	8.70	2.26	9.83	3.31
TTF ($/mcf)	10.76	8.27	2.39	9.54	3.32
CDN $/US $	1.23	1.27	1.39	1.25	1.37
CDN $/Euro	1.48	1.53	1.53	1.50	1.50
Share information ('000s)
Shares outstanding - basic	161,893	159,349	158,307	161,893	158,307
Shares outstanding - diluted (1)	168,903	166,018	164,090	168,903	164,090
Weighted average shares outstanding - basic	161,546	158,892	158,189	160,226	157,375
Weighted average shares outstanding - diluted (1)	165,034	161,397	158,189	162,553	157,375

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.
(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Message to Shareholders

Commodity prices continued to strengthen through the second quarter as economies around the world began to reopen following the year-long COVID-related lockdowns. Benchmark oil prices increased approximately 14% in Q2 2021 compared to the previous quarter and European natural gas prices increased approximately 30% from the previous quarter, driving an 11% increase in our quarterly revenue on production of 86,335 boe/d which was up slightly from the previous quarter.

We generated $173 million of FFO in Q2 2021, representing an increase of 7% over the previous quarter. E&D capital expenditures were $79 million in the quarter, resulting in $94 million of FCF(1) and a payout ratio of 48% including reclamation and abandonment expenditures. During the first half of 2021, we generated $172 million of FCF compared to negative $24 million in the first half of 2020.

With the continued strength in commodity prices, as reflected under current strip pricing, we expect to generate significantly higher FFO during the second half of 2021 and now forecast annual FCF in excess of $400 million, or over $2.50 per share, for 2021. This significant improvement in FCF is not only due to higher commodity prices but is also the result of a more level-loaded capital program compared to last year. We continue to believe a level-loaded capital program delivers more efficient operations and a more manageable production base. Some of the benefits from a level-loaded capital program were evidenced during the second quarter as we realized a 20% reduction in our US drilling costs which is the result of a number of initiatives including executing the program in the spring (versus winter) and using an experienced drilling crew that worked on our Canadian winter drilling campaign in Q1 2021.

The majority of FCF generated in the quarter was used to reduce our revolving credit facility. Over the past year we have reduced the amount outstanding under our revolving credit facility by $326 million or 19%. Net debt at the end of Q2 2021 was relatively unchanged from the previous quarter at $2 billion mainly due to an increase in derivative liabilities associated with higher commodity prices; however, our net debt to four-quarter-trailing FFO ratio improved to 3.4x from 4.0x in the previous quarter. While this is still well above our comfort level, it is a step in the right direction and moves us closer to our ultimate leverage target of 1.5x or lower.

We have made solid progress during the first half of 2021, with our production and FCF results exceeding budget expectations. As we move through the second half of 2021, we will remain disciplined in our strategy with a continued focus on improving operational efficiencies and reducing debt. Production levels averaged in excess 86,300 boe/d in 1H 2021 but are expected to moderate in 2H 2021 due to planned maintenance across several of our operating jurisdictions, including extended turnarounds in Ireland and Australia. Our 2021 production guidance of 83,000 to 85,000 boe/d remains intact and our E&D capital budget remains unchanged at $300 million; however, we may still consider adding up to $50 million of incremental capital in Q4 2021 if commodity prices remain supportive. We have several projects lined up and ready to execute should we decide to invest incremental capital in Q4 2021; however, any new production associated with these projects would not contribute to 2021 volumes.

As we look to 2022 and start working through our budgeting process over the coming months, it is our intent to remain financially disciplined and manage towards a similar production range as 2021 with a continued focus on striking the right balance between allocating FCF to the balance sheet and asset base. We aim to achieve this through a combination of organic capital development and strategic acquisitions if and when the right opportunities become available. As we have stated previously, our long-term goal is to return to a dividend paying capital markets model and we believe this balanced approach is the most appropriate way to achieve this. We will continue to focus on debt reduction in the near-term, and once we are comfortable with our leverage ratio, we will consider returning capital to our shareholders through the re-instatement of a dividend as we believe the FCF capability of our asset base is supportive of the dividend capital markets model.

Q2 2021 Operations Review

North America

Production from our North American assets averaged 58,354 in Q2 2021, an increase of 3% from the prior quarter primarily as a result of new production added from Q1 2021 Canadian drilling program. During the second quarter, we drilled one (0.2 net) well and brought two (1.7 net) condensate-rich Mannville natural gas wells on production in west-central Alberta and initiated our drilling campaign in south-east Saskatchewan, where we drilled eight (6.9 net) wells and completed six (5.4 net) wells. Five (4.4 net) of these wells were brought on production during the quarter with the remaining wells to be brought on production in Q3 2021.

In the United States, we moved one of our experienced drilling crews from our Canadian operations to Wyoming and commenced our four (4.0 net) well drilling program in April, centered on Turner horizontal wells in the Powder River basin. Two of the wells were completed and brought on production in the quarter, and are performing as expected. The remaining two wells are expected to be completed and brought on production in Q3 2021. Drilling costs on this program were reduced by 20% compared to budget.

International

Production from our International assets averaged 27,981 in Q2 2021, a decrease of 5% from the prior quarter primarily due to natural declines and downtime in Ireland and Australia. In Europe, we drilled one (1.0 net) natural gas well in the Netherlands and continued our workover programs in France, Netherlands and Germany.

In the Netherlands, we successfully drilled the Nijega well (1.0 net), which encountered a 16 meter gas column in the Rotliegend Slochteren formation and multiple thin sands with reservoir potential in the Rotliegend Ten Boer formation. The well was completed at the end of June 2021 and we expect to bring it on production in Q3 2021. Subsequent to Q2 2021, we began inline testing of the Rotliegend formation on the Blesdijke natural gas well (0.5 net) drilled in Q1 2021 and achieved initial rates up to 7.0 mmcf/d. We plan on conducting further testing in Q3 2021 and expect to bring the well onstream later in the year.

In Germany, we had strong operational performance and runtime across our operated and non-operated assets and we continued to prepare for the start-up of the Burgmoor Z5 well (46% working interest) in Q3 2021.

In France, our trucking operations in the Paris Basin continue to run smoothly following the transition of our Paris Basin oil production from pipeline delivery to trucking after the Total Grandpuits refinery ceased crude oil refining in Q1 2021. The majority of the Paris Basin production is being delivered to the Total Le Havre refinery in northwest France and to our Parentis facility which delivers crude to various refineries in Europe through the Ambes terminal in southwest France. Additionally, we started trucking some volumes to a refinery in Germany and will continue to evaluate other shipping options to further optimize operations and reduce costs.

In Central and Eastern Europe ("CEE"), we successfully completed our 3-D seismic program in the SA-10 block in Croatia, with an additional seismic program planned for the SA-07 block later this year, which will further enhance our knowledge of the region prior to our next drilling program planned for 2022. Work is continuing to progress on the Croatian gas plant on the SA-10 block in preparation for the tie-in of the two successful gas wells drilled previously.

In Ireland, one of the 6 producing sub-sea wells was offline for approximately 40 days during Q2 2021 due to a stuck choke valve. The valve has been replaced and the well was brought back on production at the end of June 2021. We continued to make preparations for the 21-day turnaround at Corrib scheduled in Q3 2021.

In Australia, we had a 4-day shutdown in Q2 2021 due to a vessel cleanout, and we continue to plan for a 20-day scheduled turnaround in the second half of 2021.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of August 13, 2021, we have 29% of our expected net-of-royalty production hedged for the second half of 2021. With respect to individual commodity products, we have hedged 69% of our European natural gas production, 5% of our oil production, and 49% of our North American natural gas volumes for the second half of 2021, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.cfm.

Sustainability

In August 2021, we published our 2021 Sustainability Report, Value Matters, which includes 2020 data updates. This eighth annual report demonstrates our continued commitment to environmental, social and governance ("ESG") matters and the energy transition, including the release of our renewed sustainability strategy. Created using input from staff across the Company and from external stakeholders, including investors, our strategy focuses on the key areas of carbon, conservation and community. The report is available on our Sustainability micro-site at the following link: https://sustainability.vermilionenergy.com/, and includes a climate-related Energy Transition section that can be read as a standalone report. PDF versions of both reports are available at the "download report" link on the micro-site, along with our 2021 CDP Climate Change and CDP Water Security submissions. In addition, MSCI confirmed our "AA" ESG rating for 2021.(3)

As part of our progression towards achieving our recently announced carbon emission reduction targets, we completed the installation of nine solar powered chemical injection pumps at various well sites in Alberta. This project is expected to reduce Vermilion's Scope 1 emissions by 9,000 tCO2e/year. Furthering our focus on energy transition, we also established a third geothermal application from our produced water in France. Our Vic Bilh facility will provide geothermal heat to a nearby Fleur de Vie facility that produces high quality spirulina, a microalgae with a wide variety of uses. The facility is expected to be completed in autumn 2021.

Board of Directors

Vermilion recently announced the appointments of Ms. Manjit Sharma and Ms. Judy Steele to our Board of Directors.

Ms. Sharma brings over 25 years' experience in a wide range of operational matters in a variety of industries, most recently as Chief Financial Officer of WSP Canada, and previously with GE Canada for over 20 years, serving in various senior management roles. Ms. Sharma serves as a member of the Board of Directors for Export Development Canada, and is a member of the GE Canada Pension Trust Committee. She holds a Bachelor of Commerce (Honours) from the University of Toronto and the Chartered Professional Accountant designation. She is an alumnus of the Rotman School of Management's Judy Project for Executive Women in Leadership and was recognized as one of Canada's Top 100 Most Powerful Women in 2019.

Since October 2012, Ms. Steele has been the President & Chief Operating Officer of Emera Energy Inc., where she is responsible for commercial performance, operations, business growth and development, risk management, and team leadership and development. She has been involved in overseeing various energy businesses including hydro, wind, biomass and natural gas fired electrical generating facilities. Prior to her current role, Ms. Steele held a variety of executive and senior management positions within Emera Inc. She is currently a Board member of Canadian Blood Services and a Governor of St. Francis Xavier University. Ms. Steele holds the designation Fellow Chartered Accountant, and a Bachelor of Public Relations from Mount Saint Vincent University. She is a recipient of the Chartered Accountant of the Year Award, from the Institute of Chartered Accountants of Nova Scotia, for outstanding community leadership.

Ms. Cathy Williams is retiring from Vermilion's Board of Directors. Ms. Williams has been a Director of Vermilion since 2015 and was a member of Vermilion's Audit Committee and Governance and Human Resources Committee. We wish to thank Cathy for her valuable contribution to Vermilion as a Board member and wish her all the best in her retirement.

(Signed "Lorenzo Donadeo")	(Signed "Curtis Hicks")

Lorenzo Donadeo	Curtis Hicks
Executive Chairman	President
August 13, 2021	August 13, 2021

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(3)	* The use by Vermilion Energy Inc of any MSCI ESG Research LLC or its affiliates ("MSCI") data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Vermilion by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided 'as-is' and without warranty. MSCI names and logos are trademarks or service marks of MSCI.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2021 and 2020, please refer to SEDAR (www.sedar.com) or Vermilion's website at https://www.vermilionenergy.com/invest-with-us/reports-filings.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with returning capital to investors when economically warranted. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, a Climate Leadership level (A-) performer by CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2021 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2021; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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CO: Vermilion Energy Inc.

CNW 02:01e 16-AUG-21